Pricing Term Sheet	Issuer Free Writing Prospectus
Dated November 16, 2016	Filed Pursuant to Rule 433
Registration Statement No. 333-211970
Supplementing the Preliminary
Prospectus Supplement dated November 15, 2016
(To Prospectus dated June 28, 2016)

$150,000,000
PDL BioPharma, Inc.
2.75% Convertible Senior Notes due 2021
Final Term Sheet

The information in this pricing term sheet relates to PDL BioPharma, Inc.’s offering (the “Offering”) of its 2.75% Convertible Senior Notes due 2021 and should be read together with the preliminary prospectus supplement dated November 15, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 28, 2016 (the "Base Prospectus"), each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	PDL BioPharma, Inc. (the “Issuer”), a Delaware corporation.

Ticker / Exchange for Common Stock:	PDLI / The NASDAQ Global Select Market (“NASDAQ").

Securities Offered:	2.75% Convertible Senior Notes due 2021 (the “Notes”).

Aggregate Principal Amount Offered:
$150,000,000 aggregate principal amount of Notes. In addition, the Issuer has granted the underwriters the option to purchase, within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $22,500,000 aggregate principal amount of Notes, solely to cover overallotments.

Use of Proceeds:
The Issuer estimates that the net proceeds to it from the Offering to be approximately $145.8 million (or approximately $167.7 million if the underwriters fully exercise their option to purchase additional Notes), after deducting underwriting discounts and estimated fees and expenses related to the Offering.

The Issuer entered into a capped call transaction with Royal Bank of Canada, an affiliate of one of the underwriters (the “Option Counterparty”). The Issuer intends to use $14.4 million of the net proceeds from the Offering to pay the cost of the capped call transaction.

If the underwriters exercise their option to purchase additional Notes, the Issuer expects to use a portion of the net proceeds from the sale of such additional Notes to enter into an additional capped call transaction.

The Issuer intends to use a portion of the net proceeds from the Offering to repurchase up to approximately $120.0 million aggregate principal amount of its outstanding 4.00% Senior Convertible Notes due 2018 for approximately $120.0 million in cash, plus accrued interest, and to use the remaining proceeds to acquire income-generating assets and pharmaceutical products and for general corporate purposes. Pending such uses, the Issuer intends to invest any remaining net proceeds of the Offering in interest-bearing, short-term securities issued or guaranteed as to principal or interest by the United States or a person controlled by the government of the United States. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	December 1, 2021, unless earlier repurchased or converted.

Interest and Payment Dates:
Interest on the Notes will accrue at a rate of 2.75% on their principal amount from November 22, 2016, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2017.

	Per Note	Without Option	With Option
Public Offering Price(1):	100.00%	$150,000,000	$172,500,000
Underwriting Discount:	2.50%	$3,750,000	$4,312,500
Proceeds, Before Expenses, to the Issuer(1):	97.50%	$146,250,000	$168,187,500
(1) Plus accrued interest from November 22, 2016, if settlement occurs after that date.

Trade Date:	November 17, 2016

Settlement Date:	November 22, 2016

NASDAQ Last Reported Sale Price on November 16, 2016:	$3.05 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 25.0% above the NASDAQ Last Reported Sale Price on November 16, 2016.

Initial Conversion Price:	Approximately $3.81 per share of the Issuer’s common stock, subject to adjustment.

Initial Conversion Rate:	262.2951 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

No Optional Redemption:
The Issuer may not redeem the Notes prior to the maturity date, and no “sinking fund” will be provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Sole Book-Running Manager:	RBC Capital Markets, LLC

Lead Manager:	Piper Jaffray & Co.

Co-Managers:	Roth Capital Partners, LLC

CUSIP:	69329Y AG9

ISIN:	US69329YAG98

Capped Call Transactions:
In connection with the pricing of the Notes, the Issuer expects to enter into a capped call transaction with the Option Counterparty. The capped call transaction is intended to reduce the dilutive impact of the conversion feature of the Notes on the Issuer’s outstanding shares of common stock and/or offset any cash payments the Issuer will be required to make in excess of the principal amount, upon any conversion of the Notes, with such reduction and/or offset subject to a cap. If the underwriters exercise their overallotment option to purchase additional Notes, the Company expects to enter into an additional capped call transaction.

In connection with establishing their initial hedge of the capped call transaction, the Option Counterparty and/or its affiliates expect to enter into various derivative transactions with respect to the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Issuer’s common stock or the Notes at that time.

In addition, the Option Counterparty and/or its affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, could affect the amount and value of the consideration that a holder will receive upon conversion of the Notes. For a discussion of the potential impact of any market or other activity by the Option Counterparty and/or its affiliates in connection with the capped call transaction, see “Risk Factors-Risk Factors Related to the Notes and Our Common Stock-The capped call transaction may affect the value of the Notes and our common stock” in the Preliminary Prospectus Supplement.

Increase in Conversion Rate Upon a Make-Whole Fundamental Change:
The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$3.05	$3.50	$3.81	$4.50	$5.00	$7.50	$10.00	$12.50	$15.00	$17.50
November 22, 2016	65.5737	49.2143	41.0131	28.3311	22.2200	7.9747	3.2550	1.2456	0.3093	0.0000
December 1, 2017	65.5737	47.8057	39.2467	26.2911	20.2180	6.7800	2.6560	0.9720	0.2193	0.0000
December 1, 2018	65.5737	45.8886	36.8268	23.5267	17.5520	5.3360	1.9880	0.6824	0.1227	0.0000
December 1, 2019	65.5737	42.9514	33.1365	19.4511	13.7500	3.6093	1.2900	0.4072	0.0420	0.0000
December 1, 2020	65.5737	37.4657	26.3911	12.6333	7.8880	1.7000	0.6290	0.1832	0.0080	0.0000
December 1, 2021	65.5737	23.4200	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case, if the stock price is:

•
between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•
more than $17.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	less than $3.05 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Despite the foregoing, in no event will the conversion rate, including any additional shares issuable under the table above, exceed 327.8688 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner and for the same events as the conversion rate as described in the Preliminary Prospectus Supplement under the caption “Description of Notes-Conversion of Notes-Conversion Rate Adjustments.”

The information below replaces the information in the Preliminary Prospectus Supplement under the caption “Capitalization.”

Capitalization

The following table sets forth the Issuer’s unaudited cash, cash equivalents and investments and the Issuer’s consolidated capitalization as of September 30, 2016. The Issuer’s capitalization is presented:

•	on an actual basis; and

•
on an as-adjusted basis to reflect (i) net proceeds of approximately $145.8 million from the issuance of $150.0 million aggregate principal amount of Notes in the Offering (assuming the underwriters’ option to purchase additional Notes is not exercised), after deducting the discounts, commissions and estimated expenses payable by the Issuer; (ii) the use of approximately $14.4 million to pay the cost of the capped call transaction, as described in the Preliminary Prospectus Supplement under the caption “Description of the Concurrent Capped Call Transaction”; and (iii) the repurchase of approximately $120.0 million aggregate principal amount of the Issuer’s outstanding 4.00% Convertible Senior Notes due 2018 for approximately $120.0 million plus accrued interest, as described in the Preliminary Prospectus Supplement under the Caption “Use of Proceeds.”

You should read this table along with the Issuer’s consolidated financial statements and related notes and the other financial information incorporated by reference into the Preliminary Prospectus Supplement or the Base Prospectus.

	September 30, 2016
(in thousands) (unaudited)	Actual	Proforma
Cash, cash equivalents and investments	$189,575	$199,460	(1)

Long-term debt, including current maturities:
4.00% Convertible Senior Notes due 2018	$234,895	$120,520	(2)
2.75% Convertible Senior Notes due 2021	—	150,000	(3)
Total long-term debt, including current maturities	234,895	270,520
Total stockholders' equity	753,856	753,856	(1)(2)(3)
Total capitalization	$988,751	$1,024,376	(1)(2)(3)

(1)
Reflects an estimated amount of $14.4 million for the pre-tax cost of the capped call transaction, as described in the Preliminary Prospectus Supplement under the caption “Description of the Concurrent Capped Call Transaction.” Such cost will be included in additional paid-in capital in the Issuer’s stockholders’ equity presented on its consolidated balance sheets but is not reflected in the as adjusted total stockholders’ equity line item in the table above.

(2)
The 4.00% Convertible Senior Notes due 2018 are reflected in the long-term debt, including current maturities, total stockholders’ equity and total capitalization line items above in accordance with Accounting Standards Codification 470-20, which is described in note 3 below. As of September 30, 2016, approximately $246.4 million aggregate principal amount of the 4.00% Convertible Senior Notes due 2018 were outstanding. The Issuer expects to pay an aggregate repurchase price in cash of approximately $120.0 million plus accrued interest in connection with the repurchase of the 4.00% Convertible Senior Notes due 2018. The repurchase is expected to accelerate a portion of the related debt discount for the repurchased notes, which is not reflected in the as adjusted total stockholders’ equity line item in the table above. See “Use of Proceeds.”

(3)
Accounting Standards Codification ASC 470-20 provides that issuers of convertible debt that may be wholly or partially settled in cash, such as the Notes and the Issuer’s outstanding 4.00% Convertible Senior Notes due 2018, must separately account for the liability and equity components in a manner that will reflect the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The amounts presented above do not reflect the debt discount that the Issuer will be required to recognize for the Notes. Following the issuance of the Notes, the Issuer will record a debt discount for the Notes that will decrease total consolidated debt and increase additional paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt.

The information below will be considered to immediately follow the caption “Prospectus Supplement Summary-2016 Dividends” in the Preliminary Prospectus Supplement.

Recent Development

As previously disclosed, the Issuer extended waivers through November 30, 2016 under the credit agreement between the Issuer and Direct Flow Medical, Inc. (“Direct Flow Medical”) related to certain defaults of Direct Flow Medical pursuant to the credit agreement. During this waiver period, PDL explored its options while Direct Flow Medical continued to seek additional financing. Late in the morning, Pacific Standard Time, on November 16, 2016, Direct Flow Medical advised the Issuer that its potential additional financing source had significantly modified its financing proposal, changing from an equity investment to a loan in a substantially lower amount and proposing other less favorable terms. The Issuer is evaluating its alternatives regarding its investment in Direct Flow Medical in light of this development. The Issuer may elect to initiate foreclosure proceedings with respect to Direct Flow Medical’s assets that secure the Direct Flow Medical loan. If it does so, there is no assurance as to the value the Issuer may realize upon foreclosure, and it is likely the investment will be further impaired, resulting in a write down of a portion or all of the value of the investment.

___________________
The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated November 15, 2016, and an accompanying prospectus, dated June 28, 2016) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281 or by calling (877) 822-4089.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated November 15, 2016, and the accompanying prospectus, dated June 28, 2016. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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